June 21, 2019

Zhou Pengwu
Chief Executive Officer
Aesthetic Medical International Holdings Group Ltd.
1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052

       Re: Aesthetic Medical International Holdings Group Ltd.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted May 30, 2019
           CIK No. 0001757143

Dear Dr. Pengwu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Our history and corporate structure, page 4

1. You highlight that foreign investors in PRC medical institutions can only conduct investment activities through joint ventures, and that the foreign shareholding in these entities is limited to 70%. Explain why the diagram illustrating your corporate structure reflects an 87% interest in Haikou Pengai Aesthetic Medical Hospital given the foreign shareholding restrictions.
 Zhou Pengwu
Aesthetic Medical International Holdings Group Ltd.
June 21, 2019
Page 2
Risk Factors
Risks relating to the ADSs and this offering
Our chief executive officer...together with his spouse...will be able to control and exert significant influence over our company..., page 43

2. We note that you are a "controlled company" as defined under the relevant Nasdaq listing rules. Address whether you intend to rely on any exemptions to governance standards pursuant to applicable listing rules, and if so, discuss the impact to shareholders.
         Additionally, disclose your status as a controlled company in the prospectus summary.
Contractual arrangements with respect to Target Equity Interests
Equity interest pledge agreement, page 67

3. Clarify why the process of registration has not yet been initiated with respect to the equity pledge for the interest in Guangzhou Pengai Aesthetic Medical Hospital Co., Ltd.
         Discuss any resulting impact to the company or shareholders.
Financial Statements, page F-1

4. We note on page 40 the restrictions on the ability of your PRC subsidiaries to pay dividends. Please provide condensed financial statements of the registrant, pursuant to 5-
         04 of Regulation S-X, or advise us. The financial statements should provide the information required by 12-04 of Regulation S-X.
2 Summary of significant accounting policies
2.3 Subsidiaries
Consolidation, page F-11

5. Please expand your policy disclosure to disclose in detail the basis for your control over your consolidated subsidiaries.
FirstName LastNameZhou Pengwu
General, page F-1
Comapany NameAesthetic Medical International Holdings Group Ltd.
6. 21, 2019 provide updated, audited financial statements in your next amendment.
June Please Page 2
FirstName LastName
 Zhou Pengwu
FirstNameMedical International Holdings Group Ltd.
Aesthetic LastNameZhou Pengwu
Comapany NameAesthetic Medical International Holdings Group Ltd.
June 21, 2019
Page 3
June 21, 2019 Page 3
FirstName LastName
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-
3257 with any other questions.



                                                         Sincerely,

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